UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Update on COVID-19 in regards to dividend and AGM, dated 18 March 2020

 18 March 2020
Micro Focus International plc
Update on COVID-19 in regards to dividend and annual general meeting

Micro Focus International plc ("Micro Focus" or "the Company") today announces that the Board is no longer recommending a final dividend for the year ended 31 October 2019 and therefore it intends to withdraw resolution number 2 as set out in the Notice of Annual General Meeting dated 18 February 2020 (the "Notice") relating to the approval of a proposed final dividend of 58.33 cents per ordinary share at its forthcoming Annual General Meeting.

Today's announcement is made in the context of the current increased macro uncertainty, which has been uniquely impacted by the global spread of COVID-19. While there has been no material impact on Micro Focus' business to date, the ultimate impact on the global economy is unknown. As a minimum we believe it appropriate to be prepared for a level of disruption to our new sales activity even though the majority of our revenues are contractual and recurring in nature. As a result, we think it is right to approach the next twelve months with a reduced risk appetite and heightened sense of caution.

The Board will consider paying a second interim dividend in respect of the year ended 31 October 2019 (in lieu of the final dividend) once there is some visibility on the effects of the COVID-19 on the Company's business.

This decision not to pay a final dividend in no way alters the Board's view that the group remains appropriately capitalised, with robust profits underpinned by recurring strong cash flows. Micro Focus has cash on hand of in excess of $600 million at 29 February 2020. However, in the current extraordinary climate the board believes it is prudent to use every tool at its disposal to maximise the group's resilience in the face of exogenous shocks and to minimise any real or perceived financial risks arising from the current crisis.

As previously announced, the Company's Annual General Meeting ("AGM") will  be held at 15:00 GMT on 25 March 2020 at its offices at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN.

In view of the ongoing COVID-19 pandemic, Micro Focus is encouraging shareholders to appoint the Chairman as their proxy (either electronically or by post) with their voting instructions rather than attend the AGM in person. The deadline for doing this is by 15:00 GMT on Monday 23 March 2020 for shareholders and 13:00 EST on Wednesday 18 March 2020 for ADR shareholders.  In order to reduce the risk of infection, the meeting will end immediately following the business of the AGM and there will be no refreshments. The Company is taking these precautionary measures to safeguard its shareholders' and employees' health and make the AGM as safe and efficient as possible.

Instructions on proxy voting are attached to the Notice of Meeting enclosed with the 2019 Annual Report already sent out to shareholders and which can be found on the Company's website:

https://investors.microfocus.com/investors-media/shareholder-information/general-meeting-information/

The COVID-19 pandemic is complex, fast moving and, at times, unpredictable. Micro Focus is continuously monitoring the situation and will continue to update shareholders on material corporate and business developments in the usual way, via a Regulatory Information Service.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 18 March 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer